Exhibit 99.3

Letter to Shareholders and Notice of Annual General Meeting 2007

This document is important. If you are in any doubt about what action you should take you are recommended to consult your financial adviser.

If you have sold or transferred all your Ordinary Shares, you should send this document, together with the Annual Report and Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

19 March 2007

Dear Shareholder

Annual General Meeting 2007
I am pleased to send you the Notice of this year’s Annual General Meeting of Shareholders which will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, 23 May 2007 at 11:00 am.

I thought it would be helpful to explain the background to Resolutions 2, 4, 10, 11, 12, 13, 14 and 15 set out in the Notice, which begins on page 5.

Resolution 2: Approval of the Remuneration Report
As a quoted company, ICI is required to submit its Directors’ Remuneration Report for Shareholder approval.

A comprehensive statement of remuneration policy and specific details of individual Directors’ remuneration is set out in the Directors’ Remuneration Report on pages 45 to 56 of the Report and Accounts. A summary is set out in the Annual Review on pages 16 and 17.

The Board considers that executive remuneration plays a key role in supporting the achievement of the Company’s overall performance objectives. Accordingly, and in compliance with legislation, Shareholders will be invited to approve the Directors’ Remuneration Report.

Resolution 4: Re-election of Lord Butler
Resolution 4 provides for the re-election of Lord Butler. All Directors are subject to re-election by Shareholders at least every three years. Subject to satisfactory performance, Non-Executive Directors are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. On this basis, Lord Butler would ordinarily have stepped down from the Board at the end of the Annual General Meeting in 2005. However, the Board has asked Lord Butler to remain on the Board as Senior Independent Director for a further period. In accordance with the policy set out on page 38 of the Report and Accounts, this will be subject to his standing for annual re-election by Shareholders. Shareholders will be invited to re-elect Lord Butler as a Director of the Company.

Resolutions 10 and 11: Changes to Performance Growth Plan
Under Resolutions 10 and 11, the Directors are seeking your approval to make amendments to the Performance Growth Plan (“PGP”).

The current long-term incentive plans operated by the Company comprise the ICI Executive Share Option Plan 2004 (“ESOP”) and the Performance Growth Plan (“PGP”). During 2006, the Remuneration Committee has conducted a thorough review of these plans. The result of the review is that the Committee is satisfied that the policy of granting options and awards under the ESOP and PGP still provides an appropriate balance of long-term incentives and therefore no new plans are to be introduced. However, as a consequence of the review, a number of changes are proposed to the rules of the PGP which are described below. Details of the policy under which the plans will be operated and the performance conditions to be satisfied for awards to vest and for options to become exercisable are set out in the Directors’ Remuneration Report in the Report and Accounts.

Under the amended PGP rules, the following changes are proposed:

a)

Resolution 10
Dividend Equivalents: Following institutional shareholder guidelines and to increase the alignment of interests between executives and shareholders, participants will receive a payment (in cash or shares) on the vesting of their awards to take account of the dividends paid on vested shares over the vesting period. Individual award levels will take into account the anticipated value of dividend equivalents.

Increase in Individual Limits: As set out and explained in the Directors’ Remuneration Report, the policy for long-term incentives has been changed to alter the mix of awards made under the PGP and the ESOP so that awards under the PGP form a greater proportion of the long-term incentives with a scaling back of share option grants. To implement this change it will be necessary to increase the limits in the PGP.

The individual limits in the PGP currently restrict the market value of shares comprising an award in any financial year to 100% of base salary (200% of salary for US-based executives). It is proposed that the individual limit will be amended in two respects. The limits will be increased so that the market value of shares comprising an award in any financial year will be restricted to 200% of salary (300% for executives in the US). In addition, a further change is that these limits may be exceeded in exceptional circumstances (for example, in the case of a significant recruit).

Under the policy for grants in 2007 it is intended that the largest award will not exceed 160% of basic salary.

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b)	Resolution 11
Dilution Limits: The PGP currently contains a number of dilution limits which restrict the issuance of new ordinary shares under the PGP and any other employee share scheme. Two of these limits restrict dilution under all employee share schemes to 5% of the issued share capital of the Company in any five-year period and under discretionary (i.e. executive-style) schemes to 3% of issued share capital in any three-year period. These limits are felt to be unnecessarily complex and dilution ‘flow rate’ limits of this type are no longer required under institutional investor guidelines. Furthermore, removal of these limits will bring the PGP in line with the ESOP. Therefore, it is proposed to amend the PGP so that the number of new shares that may be issued or issuable in any 10-year period under the PGP and all other employee share schemes operated by the Company will be limited to 10% of the Company’s issued share capital in any 10-year period. The number of new shares which may be issued or issuable under the PGP and all other executive schemes operated by the Company will be limited to 5% of issued share capital in any five-year period. Treasury shares will be included in these limits so long as required by institutional shareholder guidelines.

In addition, two changes are being made to the PGP which do not need shareholder approval. First, following institutional shareholder guidelines and age discrimination legislation, the restrictions on making awards to executives who are within 12 months of their normal retirement date will cease to apply. However, awards will continue to be time pro-rated for leavers. Second, the Remuneration Committee will be given power to time pro-rate awards under the PGP which vest on a change in control as well as applying the performance conditions.

Please note that the Executive Directors, who have a beneficial interest in the Performance Growth Plan, will not exercise their right to vote in respect of Resolutions 10 and 11.

Resolution 12: Electronic shareholder communications
Resolution 12 is a permissive resolution to give the Company the opportunity of taking advantage of new Companies Act 2006 rules that came into force on 20 January 2007, relating to electronic communication between companies, shareholders and others.

It is important to note that, at this stage, the Company has not decided that it will take advantage of this change in the law. However, in order for the Company to do so in future, there are two preliminary requirements. First, Shareholders must resolve that the Company may send or supply documents or information to members by making them available on a website. Second, should this Resolution be passed and the Company decides to make use of the electronic communications provisions in the 2006 Act, it will ask each Shareholder individually to agree that the Company may send out or supply documents or information by means of a website. The request will explain that, if the Company has not received a response within 28 days, beginning with the day of the request, the Shareholder will be taken to have agreed. Such a request would be sent to all Shareholders, including those who have already agreed to website publication, so that in future the Company has a single regime applicable to all Shareholders.

The Resolution covers all documents or information that the Company may send to Shareholders. The Resolution supersedes any inconsistent provision in the Company’s Articles of Association.

The advantage to the Company, were it to implement these new provisions, would be reduced printing and mailing costs, as well as the environmental benefits associated with reduced use of paper.

If ICI should decide to make wider use of electronic documents, it will notify Shareholders when a document or information is made available on the website. Shareholders will be able to choose to receive this notification in hard copy or by e-mail. All Shareholders will be able to ask for a hard copy of the document or information which has been made available electronically and this would be provided free of charge.

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Resolution 13: Share Capital – Authority to allot shares
Resolution 13 is to give the Directors the continued authority to allot unissued shares in the capital of the Company, with a total nominal value of up to £205,281,345 (which represents approximately 17% of the issued share capital of the Company). This authority is intended to last until the Annual General Meeting in 2008, it being the intention to renew it at that, and each subsequent, Annual General Meeting. The Directors have no present intention to issue any shares under the authority being sought, except in connection with the Company’s existing employee share schemes or the possible use of Treasury Shares. The Company did not hold any shares as Treasury Shares at 23 February 2007.

Resolution 14: Disapplication of pre-emption rights
Resolution 14 will only be proposed if Resolution 13 is passed. Resolution 14 would, as in previous years, renew the Directors’ power to allot shares of up to a total nominal value of £59,735,933 (representing 5% of the issued share capital of the Company) for cash without having to offer them to Shareholders in proportion to their existing holdings. Again, as in previous years, it would also empower the Directors to issue shares in connection with a rights issue/open offer and take certain practical steps to facilitate such an issue. The Company has not issued more than 7.5% of its issued share capital for cash other than to existing Shareholders in any three-year rolling period.

Resolution 15: Purchase of own shares by the Company
This Resolution would renew the authority for the Company to purchase its own shares in the market, up to a limit of 10% of the issued Ordinary Shares, in the period up to the Annual General Meeting in 2008. The minimum and maximum prices for such a purchase are set out in the Resolution. The Directors would only exercise this authority if they were satisfied that such a purchase would result in an increase in expected Earnings Per Share, and would be in the interests of Shareholders generally. Any shares purchased under this authority would be cancelled. The Board does not intend that any such shares would be held as Treasury Shares.

There are outstanding options to subscribe for a total of 10,620,958 shares in the Company. That number of shares represents 0.89% of the Company’s existing issued share capital. If the Company were to exercise in full the authority to purchase its own shares proposed in Resolution 15, the 10,620,958 shares for which there are outstanding options to subscribe would represent 0.99% of the Company’s existing issued share capital, as reduced by those purchases.

Re-election of Directors
Biographical details of those Directors who are proposed for re-election appear in Appendix I on pages 9 and 10 of this document. I hope you will find these helpful.

Proxy appointment
It would be very much appreciated if you would complete and return the enclosed form of proxy to the Company’s Registrar as soon as possible and, in any event, not later than 11:00 am on Monday, 21 May 2007. The return of the proxy form will not prevent you from attending the Annual General Meeting and voting in person if you wish to do so. Alternatively, you can register your proxy vote electronically either via the internet or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. Further details are provided in the Notes to this circular on pages 7 and 8.

Voting Procedure
Continuing the voting procedure adopted for Shareholder meetings held since 2002, the Resolutions will be put to a poll, rather than a show of hands, at this Annual General Meeting. As the adoption of resolutions at general meetings of the Company is important, we wish to make sure that there is an accurate record of the votes cast by all Shareholders, and that the vote is not restricted to those Shareholders who are able to attend the Meeting.

The Company has a large number of Shareholders, the majority of whom are not able to attend the Annual General Meeting. The Board feels strongly that a poll vote gives fairer weight to the views of all Shareholders and that a broad representation of views is essential to ensure maximum involvement on the part of all Shareholders in the Company’s decision-making process.

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Questions at the Annual General Meeting
As is usual at the Annual General Meeting, I shall be inviting questions from Shareholders present at the Meeting. It would be helpful to receive the proposed questions in advance, although this is not obligatory. Questions may be sent by post to the Company Secretariat at ICI’s Registered Office or by electronic mail to cosec@ici.com. Shareholders who attend the Meeting may, if they prefer, also leave a written question in the question box which will be available at the Meeting. We will provide individual replies to these questions after the Meeting.

Recommendation
The Directors consider all these Resolutions to be in the best interests of the Shareholders as a whole and unanimously recommend that you vote in favour of them.

Thank you for your continued support of the Company.

Yours sincerely

Imperial Chemical Industries PLC Registered in England No 218019 Registered Office 20 Manchester Square London W1U 3AN
Peter B Ellwood CBE Chairman

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Notice of Annual General Meeting 2007

The Annual General Meeting of Imperial Chemical Industries PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1, on Wednesday, 23 May 2007 at 11:00 am for the following purposes:

1	Report and Accounts To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2006 (“the Report and Accounts”).

2	Remuneration Report To approve the Directors’ Remuneration Report contained in the Report and Accounts.

3	Dividends To confirm the first and second interim dividends.

4-7	Re-election of Directors To re-elect the following Directors who are retiring:

	4	Lord Butler;
	5	Mr A Baan;
	6	Mr D C M Hamill; and
	7	Baroness Noakes.

8	Re-appointment of Auditor To re-appoint KPMG Audit Plc as Auditor.

9	Remuneration of Auditor To authorise the Directors to agree the Auditor’s remuneration.

10

Changes to the Performance Growth Plan
To consider the following Resolution as an Ordinary Resolution:

“That the amendments to the rules of the Imperial Chemical Industries PLC Performance Growth Plan (“PGP”) to increase the individual limits and give dividend equivalents, as referred to in the Chairman’s Letter dated19 March 2007 and produced in draft to this Meeting and for the purposes of identification initialled by the Chairman, be approved”.

11

Further change to the Performance Growth Plan
To consider the following Resolution as an Ordinary Resolution:

“That amendments to the rules of the PGP to change the dilution limits, as referred to in the Chairman’s Letter dated 19 March 2007 and produced in draft to this Meeting and for the purposes of identification initialled by the Chairman, be approved”.

12

Electronic shareholder communications
To consider the following Resolution as a Special Resolution:

“That the Company may send or supply any document or information that is required or authorised to be sent or supplied to a member or any other person by the Company by a provision of the Companies Acts (as defined in Section 2 of the Companies Act 2006 (“the 2006 Act”)), or pursuant to the Company’s Articles of Association or to any other rules or regulations to which the Company may be subject, by making it available on a website, and the provisions of the 2006 Act which apply to sending or supplying a document or information required or authorised to be sent or supplied by the Companies Acts (as defined in Section 2 of the 2006 Act) by making it available on a website shall, the necessary changes having been made, also apply to sending or supplying any document or information required or authorised to be sent by the Company’s Articles of Association or any other rules or regulations to which the Company may be subject, by making it available on a website and this Resolution shall supersede any provision in the Company’s Articles of Association to the extent that it is inconsistent with this Resolution.”

13

Authority to allot shares
To consider the following Resolution as an Ordinary Resolution:

“That the Directors be generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in

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Section 80) up to an aggregate nominal amount of £205,281,345. This authority shall expire at the close of the Annual General Meeting of the Company to be held in 2008, except that the Company may before then make an offer or agreement which would or might require relevant securities to be allotted after that date and the Directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.”

14

Disapplication of pre-emption rights
Subject to the passing of Resolution 13, to consider the following Resolution as a Special Resolution:

“That the Directors be generally empowered pursuant to Section 95 of the Companies Act 1985 (“the Act”) to allot equity securities (within the meaning of Section 94(2) of the Act) for cash, pursuant to the authority conferred by the Resolution numbered 13 in the Notice of the Meeting, as if Section 89(1) of the Act did not apply to the allotment. This power:

	a)	expires at the close of the Annual General Meeting of the Company to be held in 2008, but the Company may before then make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

	b)	shall be limited to:

(i) the allotment of equity securities of the Company in proportion (as nearly as may be) to existing holdings of Ordinary Shares of £1 each in the capital of the Company, but subject to such exclusions or other arrangements as the Directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £59,735,933.”

15

Purchase of own shares by the Company
To consider the following Resolution as a Special Resolution:“

That the Company be unconditionally and generally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of £1 each in the capital of the Company provided that:

	a)	the maximum number of Ordinary Shares hereby authorised to be acquired is 119,471,865;

	b)	the minimum price (exclusive of expenses) which may be paid for any such share is £1 (being the nominal value of an Ordinary Share);

	c)	the maximum price which may be paid for any such share is an amount equal to 105 per cent of the average of the middle market values for the Ordinary Shares in the capital of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

	d)	this authority shall expire at the close of the Annual General Meeting of the Company to be held in 2008; and

	e)	a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.”

By Order of the Board
Andy Ransom Company Secretary

19 March 2007

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Notice of Annual General Meeting 2007

continued

Notes

i)	A Member of the Company may appoint one or more proxies (whether Members or not) to attend and, on a poll, to vote instead of the Member. The form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, must be deposited with the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6NB, not less than 48 hours before the time for holding the Annual General Meeting.

ii)

Shareholders who would prefer to register the appointment of their proxy electronically via the internet should do so through the Sharevote website, www.sharevote.co.uk, using their personal Authentication Reference Number (this is the series of 24 numbers printed under the Shareholder’s name on the Proxy Form). Alternatively, Shareholders who have already registered with Lloyds TSB Registrars’ online service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on ‘Company Meetings’. Full details and instructions on these electronic proxy facilities are given on the respective websites.

iii)	Registered Shareholders of ICI American Depositary Receipts (“ADRs”) may also vote their proxies via the internet. If you hold ICI ADRs in your own name and would like to vote your shares online you can do so by visiting www.citibank.com/adr. If you have deposited ICI ADRs with a bank or brokerage account that holds the shares on your behalf in its name, you may vote online by visiting www.proxyvote.com and following the simple enrolment instructions.

iv)	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

v)	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

vi)	CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as may be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

vii)	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

viii)	The Company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the Register of Members of the Company at 10:00 pm on 21 May 2007 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 10:00 pm on 21 May 2007 will be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

ix)	An Ordinary Resolution is passed by a majority of more than 50% of the votes cast. A Special Resolution is passed by a majority of at least 75% of the votes cast.

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x)	The following will be available for inspection at ICI’s Registered Office, 20 Manchester Square, London W1U 3AN, between 9:00 am and 5:00 pm on business days from the date of this Notice until the conclusion of the Annual General Meeting and on 23 May 2007, the day of the Annual General Meeting, at the Queen Elizabeth II Conference Centre from 9:30 am until the conclusion of the Meeting:

	1	A statement of transactions of Directors (and their family interests) in the share capital and debentures of the Company and any of its subsidiaries;
	2	Copies of all contracts of service under which Directors of the Company are employed by the Company or any of its subsidiaries;
	3	Copies of indemnities issued by the Company in favour of Directors of the Company; and
	4	A copy of the draft amended rules of the Performance Growth Plan.

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Appendix I

Re-election of Directors:
biographical details

Biographical details of Directors retiring under the Company’s Articles of Association and recommended for re-election at the Annual General Meeting to be held on 23 May 2007:

Retiring in accordance with the Group policy on Non-Executive Directors’ periods of office (stated on page 38 of the 2006 Annual Report and Accounts):

Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Appointed a Non-Executive Director on 1 July 1998. Since 1 January 2002, he has been the Board’s Senior Independent Director.

After graduating with a double first in Mods and Greats (Literae Humaniores) from University College, Oxford, Lord Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers (Rt. Hon. Edward Heath 1972-74, Rt. Hon. Harold Wilson 1974-75 and Rt. Hon. Margaret Thatcher 1982-85).

In 1985, Lord Butler became second Permanent Secretary, Public Expenditure, H.M. Treasury, and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service. He retired from the Civil Service in 1998.

He is currently Master of University College, Oxford and a Non-Executive Director of HSBC Holdings plc. In 1999, he served on the Royal Commission on Reform of the House of Lords and in 2004 chaired the UK Review of Intelligence on Weapons of Mass Destruction. He is a trustee of the Rhodes Trust, Visitor of the Ashmolean Museum and a member of the Marsh & McLennan International Advisory Board. In addition, he is a member of The Foundation of the College of St. George, Windsor Castle, the Mitsubishi Oxford Foundation and a Council member of the Ditchley Foundation.

The Chairman, on behalf of the Board, confirms that following a formal performance evaluation, Lord Butler’s performance continues to be effective and demonstrates full commitment to his role both as a Non-Executive Director and as Senior Independent Director, including an appropriate commitment of time for Board and Committee meetings and other duties required of him.

Retiring under Article 96:
(Rotation of Directors)

Mr A Baan
Appointed a Non-Executive Director on 25 June 2001. He has a Masters degree in Physics from the University of Amsterdam and joined Philips as a project manager in 1969.

He has held a series of senior positions with Philips in Europe and North America. From 1984 to 1986 he was Vice Chairman of Philips Industrial Electronics in Eindhoven and two years later was appointed Executive Vice President, North American Philips. He was Managing Director of Philips Business Electronics from 1993 to 1996 and Chief Executive Officer and a Member of the Group Management Committee from 1996 to 1998. In 1998, he was appointed Executive Vice President, Royal Philips Electronics and Member of the Management Board, a position which he held until 2001.

In addition, he was formerly the Chairman of Integrated Production and Test Engineering NV, and a Director of Medquist, NPM Capital, PSA Corporation Limited (Port of Singapore Authority), Hesse-Noord Natie, Port of Antwerp, ASM International NV and PSA Europe Limited.

He is currently the Chairman of Wolters Kluwer NV, the Chairman of Hagemeyer NV, a Director of OCE NV, a Non-Executive Director of International Power plc, Chairman of the Trust Office of KAS BANK NV and Chairman of the Supervisory Board of AFM (the Authority for Financial Markets in the Netherlands). He is also on the Board of the University of Amsterdam and the Amsterdam Medical Centre and is Vice Chairman of Koninklijke Volker Wessels Stevin NV. Adri Baan is a Dutch national.

The Chairman, on behalf of the Board, confirms that following a formal performance evaluation, Adri Baan’s performance continues to be effective and demonstrates full commitment to his role as a Non-Executive Director, including an appropriate commitment of time for Board and Committee meetings and other duties required of him.

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Mr D C M Hamill
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints.

David Hamill joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee. A graduate in Production Engineering and Management from Strathclyde University, David Hamill worked for Honeywell and General Instruments before joining Philips Semiconductors as product manager in 1986. He held a number of senior positions within Philips’ Power Semiconductors and Lighting businesses, becoming President of Philips Lighting Asia Pacific in 1996 and Executive Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group two years later.

In May 2001, he became President and Chief Executive Officer of Philips Lighting.

David Hamill has held senior management roles in Europe and Asia where he has gained considerable production, commercial, marketing and finance experience. Whilst his experience with large retail customers has specific relevance for ICI Paints, his broader business expertise, and in particular his understanding of Asian markets, is of value to the Group as a whole.

Until December 2005, David Hamill was a Non-Executive Director of BPB plc.

Baroness Noakes
Appointed a Non-Executive Director on 1 March 2004. A law graduate of Bristol University, Baroness Noakes has extensive experience both in the City, as a senior partner of KPMG, from which she retired in 2000, and as an adviser to the UK Government.

She joined Peat Marwick Mitchell & Co (now KPMG) in 1970 and was made a partner in 1983. Her experience was a combination of corporate and public sector work and she led KPMG’s international government practice.

From 1979 to 1981 she was seconded to HM Treasury. In a further secondment in 1988, she joined the Department of Health as Director of Finance and Corporate Information on the NHS Management Executive, the Board chaired by the NHS Chief Executive. She was a Director of the Bank of England from 1994 to 2001, becoming the Senior Non-Executive Director in 1998. She was a Non-Executive Director of John Laing plc from 2002 to 2004 and has also served as President of the Institute of Chartered Accountants in England and Wales.

Baroness Noakes is currently the Senior Independent Director at both Carpetright plc and SThree plc. She is also a Non-Executive Director of Hanson plc and the English National Opera and is a trustee of the Reuters Founders Share Company.

The Chairman, on behalf of the Board, confirms that following a formal performance evaluation, Baroness Noakes’ performance continues to be effective and demonstrates full commitment to her role as a Non-Executive Director, including an appropriate commitment of time for Board and Committee meetings and other duties required of her.

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General information

Venue & Date
The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, 23 May 2007.

Time
The doors will open at 9:30 am and the Annual General Meeting will start promptly at 11:00 am.

Mobile phones, cameras, tape recorders
Please note that mobile phones, laptop computers, cameras, tape recorders and similar equipment must be turned off prior to entering the Annual General Meeting. For security reasons, all hand baggage may be subject to examination. Briefcases, umbrellas and bulky items must be deposited in the cloakroom.

Disabled persons
Special arrangements have been made to offer every assistance to disabled persons. If you have a companion to assist you, he/she will be admitted to the Annual General Meeting as a guest. Guide dogs will also be permitted. The auditorium has an induction loop system for those who are deaf or hard of hearing. There will also be a sign language interpreter to provide a simultaneous signing of the proceedings of the meeting.

First aid
First aid facilities are available. Please ask any ICI member of staff for assistance.

Emergency precautions
An announcement will be made if there is a fire warning or other emergency. Emergency exits are clearly marked around the auditorium. In the case of a medical emergency, please contact an ICI member of staff.

Refreshments
Light refreshments will be available before and after the Annual General Meeting.

Important
If you have any questions about the Annual General Meeting, or if you need any assistance, please telephone the Annual General Meeting enquiry line on 020 7009 5258 from Monday, 23 April 2007.

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